Exhibit 99.4

CODE OF ETHICS

Section 1	Purpose

The purpose of this Code of Ethics (“Code”) is to communicate GFL Environmental Inc.’s commitment to conducting business with integrity, honesty and respect, in compliance with applicable laws, regulations and policies, and in a manner that preserves GFL Environmental Inc.’s reputation and deters unethical behavior and wrongdoing. This Code provides an overview of requirements, standards and expectations to guide you in carrying out your duties for, your dealings with, and when acting as a representative of, GFL Environmental Inc. It is not intended to cover every issue that may arise and may be supplemented by other policies that may be adopted by GFL Environmental Inc. from time to time.

Section 2	Application

This Code applies to all members of the board of directors, officers, employees, consultants, contractors and agents (collectively “Representatives”) of GFL Environmental Inc. and its affiliates and subsidiaries worldwide (collectively “GFL” or the “Company”). Adherence to this Code is a condition of employment with, or of providing services to, GFL. In this Code, we refer to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, as our “principal financial officers.” This Code, as applied to the Company’s principal financial officers, shall be the Company’s “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002, as amended, and the rules promulgated thereunder.

Section 3	Ethics and Integrity

3.1	Standards of Good Professional Ethics

All of GFL’s business activities and affairs must be carried out ethically and honestly. GFL expects all Representatives to conduct themselves with honesty and integrity and to avoid even the appearance of improper behavior. Anything less is unacceptable and may be treated as a serious breach of duty.

3.2	Good Ambassadorship

All Representatives are ambassadors of GFL and its brands. All Representatives shall represent GFL professionally, and act and communicate in a manner which upholds its good reputation and image at all times. This includes through the use of social media and other forms of digital or other communications. As Representatives’ actions are seen to reflect those of GFL, all actions must reflect the policies and standards of GFL.

3.3	Compliance with Laws, Code and Policies

All Representatives shall comply with the laws, rules and regulations of the jurisdictions where they carry out their duties and all jurisdictions where GFL conducts its business activities, including insider trading laws. Compliance with these laws, rules and regulations includes compliance with applicable trade sanctions and import/export restrictions. All Representatives shall comply with this Code and all GFL policies that apply to them, including, without limitation, the Insider Trading Policy, the Anti-Corruption Policy and the Whistleblower Policy.

3.4	Bribery

In the United States and Canada, and in many other countries, it is illegal and/or contrary to applicable ethical codes, to provide, offer or accept a kickback or bribe. A kickback or bribe may be defined as any money, fee, commission, credit, gift, gratuity, loan, reward, advantage, benefit, thing of value or compensation of any kind that is provided, directly or indirectly, and that has as one of its purposes the improper obtaining or rewarding of favorable treatment in a business transaction. GFL’s policy is that kickbacks and bribes are illegal and not allowed.

Bribery, anti-kickback or similar laws could be applicable when a Representative receives or is offered payments, gifts or gratuities that might unduly influence GFL’s business judgment or practices. Representatives must comply with this Code, the Anti-Corruption Policy and all GFL policies that apply to them and, if offered payments, gifts or other gratuities that might unduly influence the conduct of GFL’s business, should seek guidance from the Chief Legal Officer.

3.5	Vendors, Suppliers, Customers and other Third Parties

GFL is committed to treating all of its vendors, suppliers, customers and other third parties fairly, honestly and courteously. Representatives are to avoid unfair buying tactics and favoritism, and never take unfair advantage of any third party through manipulation, concealment, misrepresentation of material facts or any other unfair practice.

Legally, GFL may be held liable for the actions of any third party acting on GFL’s behalf, including agents, representatives, business partners or promoters, as if GFL had performed such actions. It is every Representative’s responsibility to ensure that a compliance due diligence is performed prior to entering into business relationships with third parties. All agreements with vendors, suppliers, customers and third parties must be in writing and must specify the goods and services to be provided and the fees to be paid. Such agreements must be in line with reasonable competitive and market practices, the principles established in this Code and relevant corporate policies. Any material agreements must be reviewed by the Chief Legal Officer. Throughout the business relationship, Representatives must continuously and properly monitor such third parties to prevent misconduct.

3.6	Fair Competition

Antitrust laws in the United States and Canada are designed to protect competition. Generally speaking, the following types of topics, and any others that may limit competition, should never be discussed with a competitor (including a potential or prospective competitor): prices, pricing policy, discounts or rebates (including competitive bidding practices); costs, profits, or profit margins; terms or conditions of sale, including credit terms and return policies; division of markets, market territories, customers or sales territories; market share of any products; marketing, advertising or promotional plans; controlling, preventing or reducing the supply of any product; pricing or promotional practices of wholesalers, dealers, distributors or customers; classifying, rejecting, terminating or allocating customers; or any other non-public and/or competitively sensitive information about GFL or a competitor.

Each Representative is responsible for making sure that his or her actions on behalf of the Company do not in any way violate or appear to violate antitrust laws or regulations. When in doubt, seek assistance from the Chief Legal Officer.

3.7	Fair Dealing

All business dealings undertaken on behalf of GFL, including with its security holders, customers, suppliers, competitors and employees, must be conducted in a manner that preserves GFL’s integrity and reputation. GFL seeks to avoid misrepresentations of material facts, manipulation, concealment, abuse of privileged or confidential information and any other illegal or unfair practices in all activities undertaken by or on behalf of GFL.

3.8	Conflicts of Interest

A "conflict of interest" can occur when a Representative’s private interest interferes in any way – or even appears to interfere – with the interests of GFL. Representatives shall act honestly and in good faith in discharging their duties with a view to the best interests of GFL. This means that Representatives are expected to put the interests of GFL before their own.

A close personal relationship among employees can create or appear to create a conflict of interest in the employment setting. Employees should not give or receive any special consideration relating to employment or conditions of employment to or from people with whom they share a close personal relationship. Examples of close personal relationships include family (spouse, common-law partner, domestic partner, children, step-children, parents, siblings, grandparents, grandchildren, and other relatives by blood or marriage) or romantic or intimate relationships.

You must identify and disclose immediately to the Chief Human Resources Officer if you will be working with another employee with whom you share a close personal relationship in positions where a conflict of interest exists or may be perceived to exist (for example, where the positions serve as internal controls for each other, where there is a direct reporting relationship between the parties, or where either one has the authority to influence, directly or indirectly, any term or condition of employment of the other). Once the conflict of interest has been disclosed, the Chief Human Resources Officer, together with other members of the executive team as necessary, will determine how the conflict can be managed or avoided, including reassigning one of the parties if appropriate.

Representatives must avoid situations involving a conflict, or potential conflict, and shall promptly disclose any such conflict, or potential conflict, to the Chief Legal Officer, other than conflicts arising from close personal relationships in the employment setting which must be reported to the Chief Human Resources Officer as described above.

Directors have a statutory responsibility to disclose all actual or potential conflicts of interest and generally to abstain from voting on matters in which the director has a conflict of interest. A director is generally considered to have a “conflict of interest” in any situation in which a director has a personal or financial interest in a matter which is the subject of an action or decision by the Company that may reasonably be perceived to: (i) affect the objectivity of the director in carrying out his or her responsibilities and duties; or (ii) represent an advantage or gain to the director or other persons with whom the director does not deal at arm’s length. Directors’ conflicts of interests are discussed further in the Company’s Corporate Governance Guidelines.

All transactions that could potentially give rise to a conflict of interest involving a director, executive officer, or principal financial officer must be approved by the Board of Directors, and any such approval will not be considered a waiver of this Code.

3.9	Service on Other Boards

No officer of GFL may serve as a member of the board of directors of any other company that is organized for profit without the approval of the Nominating, Governance and Compensation Committee of the board of directors of the Company.

3.10	Corporate Opportunities

Representatives are prohibited from taking for themselves personally opportunities that arise through the use of corporate property, information or position and from using GFL property, information or position for personal gain. Representatives are also prohibited from competing with GFL, directly or indirectly, and owe a duty to GFL to advance the legitimate interests of the Company when the opportunity arises.

3.11	Gifts and Entertainment

Representatives shall perform their duties and arrange their personal business affairs in a manner that does not interfere with their independent exercise of judgment. Representatives shall not give or accept any gift, favour, entertainment, special accommodation or other items of value, to or from any vendors, suppliers, potential candidates, potential or actual business partners or other third parties except in strict compliance with this Code and with applicable law. No one working for GFL shall accept financial compensation of any kind, nor any special discount, loan or favor, from persons, corporations or organizations having dealings or potential dealings with GFL.

3.12	Charitable and Political Activities

GFL values the culture of giving, of social engagement and of caring for others. GFL wants to foster good relations within the communities where it operates. Representatives are encouraged to participate in local activities that address the needs of the communities in which they live and work and to participate as a private citizen in government and the political process, using their own money and their own time. It should always be clear to outside observers that these are your personal actions and not actions taken on behalf of GFL.

Make sure your involvement in charitable or political activities is not prohibited by other Company policies or suggestive of anything improper, and do not use, without specific written authorization, any Company funds or resources to help or promote any charitable cause or political candidate or party.

Section 4	Safe, Respectful and Inclusive Workplace

4.1	No Discrimination or Harassment

GFL is committed to providing a collegial working environment in which all individuals are treated with dignity and respect. Each individual has the right to work in a professional atmosphere that promotes equal opportunities and prohibits discriminatory practices. In accordance with the Company’s Human Rights Policy, any discrimination or harassment, including on the basis of age, color, creed, disability, ethnic origin, gender (including pregnancy, childbirth or related medical conditions), marital status, national origin, political belief, race, religion, sexual orientation, gender identity, gender expression, genetic information, military or veteran status, citizenship status, or any other characteristics protected by law, is strictly prohibited. For more information, please see the Human Rights Policy.

4.2	Workplace Safety

GFL is committed to providing a safe and healthy work environment that complies with all relevant laws and regulations. Workplace violence is not tolerated. Each Representative must comply with the applicable Drug and Alcohol Policies that, among other things, prohibit Representatives from misusing alcohol or legal drugs (prescribed or un-prescribed), using any illegal drugs, or reporting for duty or remaining on duty under the influence of alcohol or drugs, as such behavior may jeopardize job safety and/or performance and violate applicable laws.

Section 5	Safeguarding GFL’s Assets and Information

5.1	Protection and Proper Use of GFL’s Assets

All Representatives shall deal with GFL’s assets, including all data, information (confidential or otherwise), records, products, material, facilities, inventory, “know-how”, trade secrets, trademarks, copyrights and other intellectual property, and equipment, with the strictest integrity and with due regard to the interests of the Company. We must maintain the accuracy, confidentiality, privacy and security of these types of information in order to comply with all applicable privacy laws. Similarly, Representatives must not disclose commercially confidential or otherwise sensitive information. GFL’s assets may not be used for personal gain or benefit. In addition, all Representatives must act in a manner to protect such assets from loss, damage, misuse, theft, misappropriation, disparagement and waste, and ensure that such assets are used only for legitimate business purposes.

GFL expects its employees to use internet access for business-related purposes (i.e., to communicate with customers and suppliers, to research relevant topics and to obtain useful business information). All existing GFL policies apply to conduct on the internet, particularly (but not exclusively) those policies dealing with intellectual property protection, privacy, misuse of GFL’s resources, sexual harassment, information and data security and confidentiality. All employees must take special care to maintain clarity, consistency and integrity of GFL’s corporate image and posture.

5.2	Confidentiality of GFL’s Information

Information is one of GFL’s key assets. It is GFL’s policy to ensure that its proprietary and confidential information, including proprietary and confidential information that has been entrusted to GFL by others (“Confidential Information”), is adequately safeguarded. All Representatives are responsible for protecting Confidential Information, including information about GFL’s business, assets, opportunities, suppliers and competitors, intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business and marketing plans, engineering and manufacturing ideas, designs, databases, records, and any non-public financial data or reports, from unauthorized advertent or inadvertent disclosure.

5.3	Communications

Representatives should take care to ensure that all business records and communications (including email, texts and instant messages) are clear and accurate. Please remember that your business communications may be shared or become public through litigation, government investigation or publication in the media. Potential risks from inaccurate or misleading statements include claims of false advertising, misrepresentation, breach of contract, securities fraud, unfair disclosure and competition violations.

Representatives may not give an endorsement or other statement on behalf of GFL or personal endorsement that identifies your affiliation with GFL, except when approved by the Chief Legal Officer. In addition, Representatives may not discuss GFL’s business, including financial condition, business or financial performance, products or business prospects with anyone, including but not limited to financial analysts, actual, or potential investors without the prior approval of the Chief Legal Officer. All requests for a representative of GFL to participate in a financial conference (including speaking on a panel, or attending a dinner or any event that targets the financial community) must be referred to the Chief Legal Officer for approval. If any such analysts or investors contact you, please refer such inquiries to the Chief Legal Officer. For more information, please see the Disclosure Policy.

5.4	Inside Information and Insider Trading Laws

Representatives are prohibited from buying or selling shares of GFL if they are aware of nonpublic material information about GFL (also referred to as “inside information”). Trading in shares while in possession of nonpublic material information is a violation of insider trading laws.

Material information can be positive or negative. Information is “material” if it would influence a reasonable investor in deciding whether to buy, sell or hold GFL’s shares or, if disclosed to the public, would reasonably be expected to have a significant effect on the market price or value of the shares. Possible examples include financial information such as consolidated revenue numbers, financial projections or the Company’s financial performance, loss of existing material contracts or the entering into of new material contracts, the hiring or departure of key personnel and significant customer issues. Information is considered to be “public” one trading day after it has been widely released to the public through a press release or by making a SEDAR+ filing, giving the public markets adequate time to digest the material information.

Representatives are prohibited from disclosing inside information pursuant to the Insider Trading Policy. Only certain individuals who are authorized may publicly disclose nonpublic material information as provided in the Disclosure Policy. Improper disclosure, even accidentally, can violate insider trading laws. Disclosing nonpublic material information to other people, including immediate family members or friends, or recommending the purchase or sale of GFL’s shares to others while aware of nonpublic material information, is known as “tipping” and is illegal. A person who receives the information (i.e. is “tipped”) and then trades in GFL shares or informs others of that information is also in violation of insider trading laws. For more information, please see the Insider Trading Policy.

5.5	Financial Integrity and Responsibility

Representatives are expected to act responsibly and exercise sound judgment with respect to matters involving company finances. Representatives must adhere to all applicable accepted accounting standards and practices, keep accurate, complete and timely records, submit accurate and complete reports as required, comply with GFL’s system of internal controls and sign only those documents you believe to be correct and complete. The Company’s principal financial officers and other employees working in the finance department have a special responsibility to ensure that all of our financial disclosures are full, fair, accurate, timely and understandable. These employees must understand and strictly comply with International Financial Reporting Standards as issued by the International Accounting Standards Board and all standards, laws and regulations for accounting and financial reporting of transactions, estimates and forecasts.

GFL will not (i) establish any undisclosed or unrecorded funds or assets for any purpose, (ii) enter into side agreements or other informal arrangements, either written or oral or (iii) take any actions or fail to take any actions that would cause its financial records or financial disclosure to fail to comply with generally accepted accounting principles and all applicable laws, rules and regulations. All Representatives must cooperate fully and completely with GFL’s accounting and audit teams, as well as GFL’s independent public accountants and counsel, providing them with complete and accurate information and assistance. Representatives are prohibited from coercing, manipulating, misleading or improperly influencing GFL’s internal or external auditors at any time. Representatives are prohibited from knowingly making, or causing or encouraging any other person to make, in any of GFL’s public disclosure, any false or misleading statements, or omitting to state any information necessary to make the disclosure complete and accurate in all material respects.

If you suspect or observe any irregularities relating to financial integrity and responsibility, immediately report them to the Chief Legal Officer or the Audit Committee.

Section 6	Compliance With and Violations Of The Code

The Audit Committee is responsible for reviewing and evaluating this Code at least annually and will recommend any necessary or appropriate changes to the Board of Directors of the Company for consideration.

6.1	Questions

If you have any questions about how this Code should be followed in a particular case, please contact the Chief Legal Officer.

6.2	Reporting Violations of the Code – Whistleblower Policy

All Representatives shall adhere to GFL’s commitment to conduct its business and affairs in a lawful and ethical manner. All Representatives are encouraged to talk to the Chief Legal Officer or the management team when in doubt about the best course of action in a particular situation and to report any breach or suspected breach of law, regulation, this Code or any of GFL’s corporate policies.

GFL has adopted a Whistleblower Policy which provides procedures for reporting any breach or suspected breach of law, this Code or any of GFL’s corporate policies.

GFL prohibits retaliatory action against any Representative who, in good faith, reports a possible violation of this Code. Any Representative who believes he or she has been retaliated against should promptly report it to the Chief Legal Officer.

6.3	Consequences of Violation of the Code

Representatives may be required to certify their understanding of and compliance with this Code from time to time as applicable. Failure to comply with the Code may result in severe consequences, which could include internal disciplinary action or termination of employment or other arrangements without notice. Disciplinary action may be taken: (a) against persons who authorize or participate directly in actions that violate this Code; (b) against any person who deliberately fails to report a violation or deliberately withholds relevant and material information about a violation of this Code; (c) against the violator’s managerial superiors, to the extent that the circumstances of the violation reflect inadequate supervision or lack of diligence; and (d) against any supervisor who retaliates, directly or indirectly, or encourages others to do so, against an employee who reports a suspected violation of this Code.

Violation of the Code may also violate certain Canadian, U.S. and/or other laws. If it appears a Representative may have violated such laws, the Company may refer the matter to the appropriate authorities, which could lead to legal proceedings, penalties, fines or imprisonment.

6.4	Waivers of the Code

Waivers or exceptions to this Code will be granted only in advance and under exceptional circumstances by the Audit Committee. Any waiver of this Code with respect to a director, principal financial officer or executive officer of GFL may be granted only by the Board of Directors. Any such waiver shall be disclosed to the extent and in the manner required by applicable laws or stock exchange rules.

6.5	Publication of the Code

This Code, and any amendments, shall be posted on:

•	The Company’s website at www.gflenv.com; and

•	The SEDAR+ website at www.sedarplus.ca.

Dated:	July 31, 2024

Approved by:	Board of Directors of the Company